Exhibit

Exhibit Description

99.1	Announcement on 2015/03/30: UMC will attend investor conferences on 2015/04/02

99.2	Announcement on 2015/04/01: To announce related materials on acquisition of machinery and equipment

99.3	Announcement on 2015/04/01: To announce related materials on acquisition of machinery and equipment

99.4	Announcement on 2015/04/10: Represent subsidiary United Semiconductor (Xiamen) Co., Ltd.to announce related materials on acquisition of facilities and equipment

99.5	Announcement on 2015/04/14: To announce related materials on acquisition of machinery and equipment

99.6	Announcement on 2015/04/16: To announce related materials on acquisition of machinery and equipment

99.7	Announcement on 2015/04/21: To announce the differences for 2014 consolidated financial statements between TIFRSs and IFRSs as issued by the IASB

99.8	Announcement on 2015/04/22: To announce related materials on acquisition of machinery and equipment

99.9	Announcement on 2015/04/24: To clarify news reported by United Evening Express B3 on April 23, 2015

99.10	Announcement on 2015/04/24: UMC will convene Q1 2015 Investor Conference

99.11	Announcement on 2015/04/10: March Revenue

99.12	Announcement on 2015/04/15: the trading and pledge of UMC common shares by directors, executive officers and 10% shareholders of UMC

Exhibit 99.1

UMC will attend investor conferences on 2015/04/02

1. Date of the investor conference: 2015/04/02
2. Time of the investor conference: 01:15 PM
3. Location of the investor conference: W Hotel, Taipei
4. Brief information disclosed in the investor conference:

The Company will attend the “Asia Tech Tour” conference, held by Sanford C. Bernstein.

5. The presentation of the investor conference release:

It will be the same as the investor conference on 2015/01/28.

6. Will the presentation be released in the Company’s website:

Yes, please refer to the Company’s website at www.umc.com

7. Any other matters that need to be specified: None.

Exhibit 99.2

To announce related materials on acquisition of machinery and equipment

1. Name and nature of the subject matter (e.g. land located at Sublot XX, Lot XX, North District, Taichung City): Machinery and equipment
2. Date of the occurrence of the event: 2015/02/11~2015/04/01
3. Transaction volume (e.g. XX square meters, equivalent to XX p’ing), unit price, total Transaction volume: one batch; average unit price: $560,630,800 NTD; total transaction price: $560,630,800 NTD
4. Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): Applied Materials South East Asia Pte. Ltd.; non-related party transaction
5. Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: Not applicable
6. Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: Not applicable
7. Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained): Not applicable
8. Terms of delivery or payment (including payment period and monetary amount): Base on purchase order payment term.
9. The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: transaction: price negotiation; the reference basis for the decision on price: market price. The decision-making department: the Selection Meeting
10. Name of the professional appraisal institution and its appraisal amount: Not applicable
11. Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: Not applicable
12. Is the appraisal report price a limited price or specific price?: Not applicable
13. Has an appraisal report not yet been obtained?: Not applicable
14. Reason an appraisal report has not yet been obtained: Not applicable
15. Broker and broker’s fee: None
16. Concrete purpose or use of the acquisition or disposition: For production
17. Do the directors have any objection to the present transaction?: Not applicable
18. Any other matters that need to be specified: None

Exhibit 99.3

To announce related materials on acquisition of machinery and equipment

1. Name and nature of the subject matter (e.g. land located at Sublot XX, Lot XX, North District, Taichung City): Machinery and equipment
2. Date of the occurrence of the event: 2015/03/20~2015/04/01
3. Transaction volume (e.g. XX square meters, equivalent to XX p’ing), unit price, total Transaction volume: one batch; average unit price: $2,600,458,950 NTD; total transaction price: $2,600,458,950 NTD
4. Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): KLA-TENCOR CORPORATION; non-related party transaction
5. Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: Not applicable
6. Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: Not applicable
7. Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained): Not applicable
8. Terms of delivery or payment (including payment period and monetary amount): Base on purchase order payment term.
9. The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: transaction: price negotiation; the reference basis for the decision on price: market price. The decision-making department: the Selection Meeting
10. Name of the professional appraisal institution and its appraisal amount: Not applicable
11. Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: Not applicable
12. Is the appraisal report price a limited price or specific price?: Not applicable
13. Has an appraisal report not yet been obtained?: Not applicable
14. Reason an appraisal report has not yet been obtained: Not applicable
15. Broker and broker’s fee: None
16. Concrete purpose or use of the acquisition or disposition: For production
17. Do the directors have any objection to the present transaction?: Not applicable
18. Any other matters that need to be specified: None

Exhibit 99.4

Represent subsidiary United Semiconductor (Xiamen) Co., Ltd.to announce related materials on acquisition of facilities and equipment

1. Name and nature of the subject matter (e.g. land located at Sublot XX, Lot XX, North District, Taichung City): facilities and equipment
2. Date of the occurrence of the event: 2015/02/01~2015/04/10
3. Transaction volume (e.g. XX square meters, equivalent to XX p’ing), unit price, total transaction price: Transaction volume: one batch; Average unit price: NT$4,236,955,428; Total transaction price: NT$4,236,955,428
4. Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): China Construction Second Engineering Bureau LTD.; Non-related party transaction
5. Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: Not applicable
6. Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: Not applicable
7. Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained): Not applicable
8. Terms of delivery or payment (including payment period and monetary amount): Base on purchase order payment term.
9. The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: Transaction: price negotiation; The reference basis for the decision on price: market price; The decision-making department: the Selection Meeting
10. Name of the professional appraisal institution and its appraisal amount::Not applicable
11. Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: Not applicable
12. Is the appraisal report price a limited price or specific price?: Not applicable
13. Has an appraisal report not yet been obtained?: Not applicable
14. Reason an appraisal report has not yet been obtained: Not applicable
15. Broker and broker’s fee: None
16. Concrete purpose or use of the acquisition or disposition: For production
17. Do the directors have any objection to the present transaction?: Not applicable
18. Any other matters that need to be specified: None

Exhibit 99.5

To announce related materials on acquisition of machinery and equipment

1. Name and nature of the subject matter (e.g. land located at Sublot XX, Lot XX, North District, Taichung City): Machinery and equipment
2. Date of the occurrence of the event: 2014/04/24~2015/04/14
3. Transaction volume (e.g. XX square meters, equivalent to XX p’ing), unit price, total Transaction volume: one batch; average unit price: $538,899,435 NTD; total transaction price: $538,899,435 NTD
4. Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): Nikon Precision Taiwan Ltd.; non-related party transaction
5. Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: Not applicable
6. Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: Not applicable
7. Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained): Not applicable
8. Terms of delivery or payment (including payment period and monetary amount): Base on purchase order payment term.
9. The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: transaction: price negotiation; the reference basis for the decision on price: market price. The decision-making department: the Selection Meeting
10. Name of the professional appraisal institution and its appraisal amount: Not applicable
11. Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: Not applicable
12. Is the appraisal report price a limited price or specific price?: Not applicable
13. Has an appraisal report not yet been obtained?: Not applicable
14. Reason an appraisal report has not yet been obtained: Not applicable
15. Broker and broker’s fee: None
16. Concrete purpose or use of the acquisition or disposition: For production
17. Do the directors have any objection to the present transaction?: Not applicable
18. Any other matters that need to be specified: None

Exhibit 99.6

To announce related materials on acquisition of machinery and equipment

1. Name and nature of the subject matter (e.g. land located at Sublot XX, Lot XX, North District, Taichung City): Machinery and equipment
2. Date of the occurrence of the event: 2015/04/02~2015/04/16
3. Transaction volume (e.g. XX square meters, equivalent to XX p’ing), unit price, total Transaction volume: one batch; average unit price: $1,234,891,225 NTD; total transaction price: $1,234,891,225 NTD
4. Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): KLA-TENCOR CORPORATION; non-related party transaction
5. Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: Not applicable
6. Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: Not applicable
7. Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained): Not applicable
8. Terms of delivery or payment (including payment period and monetary amount): Base on purchase order payment term.
9. The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: transaction: price negotiation; the reference basis for the decision on price: market price. The decision-making department: the Selection Meeting
10. Name of the professional appraisal institution and its appraisal amount: Not applicable
11. Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: Not applicable
12. Is the appraisal report price a limited price or specific price?: Not applicable
13. Has an appraisal report not yet been obtained?: Not applicable
14. Reason an appraisal report has not yet been obtained: Not applicable
15. Broker and broker’s fee: None
16. Concrete purpose or use of the acquisition or disposition: For production
17. Do the directors have any objection to the present transaction?: Not applicable
18. Any other matters that need to be specified: None

Exhibit 99.7

To announce the differences for 2014 consolidated financial statements between TIFRSs and IFRSs as issued by the IASB

1. Date of occurrence of the event: 2015/04/21
2. Cause of occurrence: To announce the differences for 2014 consolidated financial statements between TIFRSs and IFRSs as issued by the IASB.
3. Content of overseas financial report required to be adjusted due to inconsistency in the accounting principles applied in the two places for (please enter in Chinese):

(1)Under International Financial Reporting Standards endorsed by the Financial Supervisory Commission of the Republic of China (TIFRSs), the Company reported consolidated net income attributable to the stockholders of the parent of NT$12,141,341 thousand, basic earnings per share of NT$0.97 and diluted earnings per share of NT$0.96 for the year ended December 31,2014. As of December 31, 2014, the Company reported total assets of NT$313,245,648 thousand, total liabilities of NT$88,236,797 thousand, non-controlling interests of NT$3,849,798 thousand, and equity attributable to the parent company of NT$221,159,053 thousand.

(2)For the purpose of filing the annual report on Form 20-F with the U.S. Securities and Exchange Committee (SEC), the Company prepared the consolidated financial statements in accordance with International Financial Reporting Standards (IFRSs) as issued by the International Accounting Standards Board (IASB) and reported consolidated net income attributable to the stockholders of the parent of NT$11,108,940 thousand, basic earnings per share of NT$0.90 and diluted earnings per share of NT$0.89 for the year ended December 31,2014. As of December 31, 2014, the Company reported total assets of NT$310,647,533 thousand, total liabilities of NT$90,308,500 thousand, non-controlling interests of NT$3,849,798 thousand, and equity attributable to the parent company of NT$216,489,235 thousand.

(3)The differences between the Company’s 2014 consolidated financial statements on the basis of TIFRSs and IFRSs as issued by the IASB were primarily related to the timing of the recognition of 10% tax on unappropriated earnings and the accounting treatment of treasury stock.

4. Any other matters that need to be specified:

For more details, please refer to the 2014 Form 20-F we filed with the U.S. SEC.

Exhibit 99.8

To announce related materials on acquisition of machinery and equipment

1. Name and nature of the subject matter (e.g. land located at Sublot XX, Lot XX, North District, Taichung City): Machinery and equipment
2. Date of the occurrence of the event: 2015/02/09~2015/04/22
3. Transaction volume (e.g. XX square meters, equivalent to XX p’ing), unit price, total Transaction volume: one batch; average unit price: $843,989,993 NTD; total transaction price: $843,989,993 NTD
4. Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): LAM RESEARCH INTERNATIONAL SARL; non-related party transaction
5. Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: Not applicable
6. Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: Not applicable
7. Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained): Not applicable
8. Terms of delivery or payment (including payment period and monetary amount): Base on purchase order payment term.
9. The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: transaction: price negotiation; the reference basis for the decision on price: market price. The decision-making department: the Selection Meeting
10. Name of the professional appraisal institution and its appraisal amount: Not applicable
11. Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: Not applicable
12. Is the appraisal report price a limited price or specific price?: Not applicable
13. Has an appraisal report not yet been obtained?: Not applicable
14. Reason an appraisal report has not yet been obtained: Not applicable
15. Broker and broker’s fee: None
16. Concrete purpose or use of the acquisition or disposition: For production
17. Do the directors have any objection to the present transaction?: Not applicable
18. Any other matters that need to be specified: None

Exhibit 99.9

To clarify news reported by United Evening Express B3 on April 23, 2015

1. Date of occurrence of the event: 2015/04/24
2. Company name: UNITED MICROELECTRONICS CORP.
3. Relationship to the Company (please enter “head office” or “subsidiaries”):head office
4. Reciprocal shareholding ratios: N/A
5. Name of the reporting media: United Evening Express B3
6. Content of the report: UMC¡GCapacity of 8” is still tight
7. Cause of occurrence: To clarify news reported by United Evening Express B3 on April 23, 2015
8. Countermeasures: N/A
9. Any other matters that need to be specified:

UMC did not disclose any information related to operating performance in the report. UMC can not comment on those reports made by a third party research organization.

Exhibit 99.10

UMC will convene Q1 2015 Investor Conference

1. Date of the investor conference: 2015/04/29
2. Time of the investor conference: 17:00
3. Location of the investor conference: Online teleconference
4. Brief information disclosed in the investor conference:

UMC Q1 2015 Financial and Operating Results.

5. The presentation of the investor conference release:

It will be released after the investor conference.

6. Will the presentation be released in the Company’s website:

Yes, please refer to the Company’s website at www.umc.com

7. Any other matters that need to be specified: None

Exhibit 99.11

United Microelectronics Corporation
April 10, 2015

This is to report the changes or status of 1) Sales volume, 2) Funds lent to other parties, 3) Endorsements and guarantees, and 4) Financial derivative transactions for the period of March 2015.

1)	Sales volume (NT$ Thousand)

Period	Items	2015	2014	Changes	%
March	Net sales	12,710,166	11,289,431	1,420,735	12.58%
Year-to-Date	Net sales	37,649,644	31,693,585	5,956,059	18.79%

2)	Funds lent to other parties (NT$ Thousand) : None

3)	Endorsements and guarantees (NT$ Thousand)

		Last Month
	This Month	(actual amount
Balance as of period end	(actual amount provided)	provided)	Limit of lending
UMC	1,700,000	1,700,000	44,231,811
Note: On December 24, 2015, the board of directors resolved to provide endorsement to Nexpower’s syndicated loan from banks including Bank of Taiwan for the amount up to NT$ 1,700 million.

4)	Financial derivatives transactions : None

Exhibit 99.12

United Microelectronics Corporation
For the month of March, 2015

This is to report 1) the trading of directors, executive officers and 10% shareholders of United Microelectronics Corporation (“UMC”) (NYSE: UMC); 2) the pledge and clear of pledge of UMC common shares by directors, executive officers and 10% shareholders of UMC;

1)	The trading of directors, executive officers and 10% shareholders

		Number of
		shares as of	Number of shares as
Title	Name	February 28, 2015	of March 31, 2015	Changes
Vice President	Arthur Kuo	30,000	21,000	(9,000)
Vice President	S S Hong	230,406	576,406	346,000
Associate Vice President	H B Lu	500,425	550,425	50,000

2)	The pledge and clear of pledge of UMC common shares by directors, executive officers and 10% shareholders:

		Number of shares		Number of shares
		pledged as of		pledged as of
Title	Name	February 28, 2015		March 31, 2015	Changes
—	—	—	—	—